LVH_Exhibit 99.1 (News Release April 23 2008) Form 6k May 5 2008

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Vancouver, British Columbia, April 23, 2008 – Las Vegas From Home.com Entertainment Inc. (the “Company”) or (“LVFH”), is pleased to announce the addition of another Asian Licensee now using the Company’s Asian Multi-Player Software Platform (“AMSP”) which features the Company’s newest product, Mahjong.

President Jake Kalpakian states, “We believe the addition of our own internally developed Mahjong product to the suite of our other existing games significantlly strengthens our AMSP.  Although our Mahjong product has just recently been introduced, it’s already generating daily revenues and has a loyal following which we expect will grow as both operators and casual players become more familiar with the availability of one of Asia’s most popular games.

To view the Licensee’s site, please visit www.nuthands.com.

Furthermore, the Company is progressing with several other Asian initiatives which have not been previously disclosed.

For more information on the Company, please contact us at (604) 681-0204.

On behalf of the Board of
Las Vegas From Home.com Entertainment Inc.

“Jacob H. Kalpakian”
_____________________________
Jacob H. Kalpakian,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

This release does not constitute an offer for sale of securities in the United States.

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as "believes,” "plans," "expects" or "intends" and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in these forward-looking statements.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.
Suite 1501 - 700 West Georgia Street

TD Tower, PO Box 10047, Pacific Centre

Vancouver, British Columbia V7Y 1A1
Tel: (604) 681-0204  Fax: (604) 681-9428
Email: Info@lvfh.com   Website: www.lvfh.com